

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 14, 2008

via U.S. mail

Mr. Zhixiao Chen, Chief Executive Officer
Niusule Biotech Corp.
2533 North Carson Street
Carson City, NV 89706-0242

> **Re: Niusule Biotech Corp.**
> **Registration Statement on Form S-1**
> **Filed July 18, 2008**
> **File No. 333-152398**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Cover Page of Registration Statement

2.   Please disclose the name, address, and telephone number of your agent for service. We may have further comment.

Risk factors, page 10

3.   We note that Article 13 of the joint venture agreement limits your ability to assign all or part of your capital contribution to a third party without the consent of Anji Meibodeng Ciji Real Estate Corp. ("Anji"). We also note the related preemption rights to which Anji would be entitled. If such provisions would also restrict your ability to transfer your interest in the joint venture to a third party without Anji's consent, please add related risk factor disclosure.

4.   We note your disclosure at page 39 that your joint venture will be liquidated ten years after the business license is issued, unless the venture applies for an extension upon the unanimous vote of the venture's board. Please provide related risk factor disclosure.

5.   Please tailor the risk factors that appear under the following headings to clarify how the risks described could affect your company or your investors.

   •   "Fluctuations in the value of foreign currencies…", at page 10;

   •   "Our distributor or distributors may sell the biopharmaceutical health food products…," at page 18;

   •   "There are significant uncertainties related to the interpretation of Chinese laws and regulations…," at page 21; and

   •   "Currency conversion and exchange rate volatility could adversely affect our financial condition…," at page 21.

Although we believe that we currently have adequate internal control over financial reporting…, page 14

6.   It appears that your management is not required to assess the effectiveness of your internal control over financial reporting as of June 30, 2008.   In addition, your

Mr. Zhixiao Chen, Chief Executive Officer
Niusule Biotech Corp.
August 14, 2008
Page 3

accountant is not required to attest to the effectiveness of your internal control over financial reporting for the year ended June 30, 2008. Please revise the risk factor that is set forth under this heading to remove the disclosure that your management and accountant have such obligations.

We may be exposed to liability claims…, page 14

7.   If you anticipate that your future operations will take place in, or your products may be sold in, countries other than the People's Republic of China, please clarify that the risks set forth under this heading also apply to potential liability under the laws of such other countries.

We will face competition…, page 17

8.   We note your disclosure that you have not yet commenced operations. As a result, please remove the references in this risk factor to the markets "in which [you] do business" and the market "in which [you] operate."

China Related Risks, page 20

9.   Please ensure that you have disclosed all material risks resulting from the location of your operations in China. For example, please disclose any material risks related to any restrictions on the distribution of assets upon liquidation or the distribution of dividends.

Our business will suffer if we lose land rights, page 20

10.   Please revise this risk factor heading to clarify, if true, that your business will also suffer if you do not obtain the required land rights.

Determination of Offering Price, page 22

11.   We note your disclosure that the $1.25 per share price was arbitrarily determined based upon the prior offering price in your private placement. However, it appears from your disclosure at page 23 that the shares were offered in your private placement for $0.25 per share. Please advise.

Selling Shareholders, page 23

12.   Please disclose whether you have entered into a registration rights agreement with respect to the sale of your common stock. With respect to any such agreements, please disclose the material terms and file the agreements as exhibits to your registration statement.

Plan of Distribution, page 25

13.   With each amendment, please update your disclosure regarding seeking a market maker. Please be advised that the NASD had been replaced by FINRA.

Directors, Executive Officers, Promoters and Control Persons, page 27

14.   Please disclose the business experience of your directors and officers during the past five years, without gaps. See Item 401(e) of Regulation S-K. For example, please disclose the principal occupations of Mrs. Hu and Mr. Jiang since November 2007. In addition, please identify the university that has employed Mr. Yao.

Security Ownership of Certain Beneficial Owners and Management, page 29

15.   Please include in the table at page 29 all beneficial owners of the shares of your common stock owned by Zhejiang Niusule Biotech Corp. ("Zhejiang"). For example, we note your disclosure that Mrs. Quinghua Hu is "principal" of Zhejiang. As a result, it would appear that she has the power to vote or direct the voting, or the power to dispose, or direct the disposition of, 42,500,000 of the shares held in the name of Zhejiang.

16.   Please disclose all the information required by Item 403 of Regulation S-K with respect to the ownership of your common stock by each of your officers and directors.

Business, page 31

17.   We note your disclosure that your company was formed on April 8, 2008, and your disclosure at page 7 that the joint venture has not yet commenced any activities. As a result, please advise why you make reference at page 31 to the joint venture's "established and maturing relationships with…regional governments…." Similarly, because your company was recently formed and your joint venture has not yet commenced operations, please advise why you indicate at page 31 that you identified the location for your manufacturing operations "[t]hrough significant study and extensive field research."

18.   Please provide independent support for the following statements:

   •   "It is our experience in China that in recent years, with the fast growing Chinese economy, consumers' attention to healthy living is enhanced."

- "Improved health awareness of Chinese consumers are fueling the healthcare market, and the public's health demand are providing opportunities to the evolving health food sector."

- "…the government plans to increase its expenditure on low-income and rural population…"

19.   Please clarify whether the "government" reforms, plans and emphasis to which you make reference are intended to refer to reforms, plans and emphasis of the People's Republic of China, or those of regional authorities.

20.   Please describe the "Eleventh Five Year Plan" and disclose how the allocations of departmental resources evidence the government's renewed emphasis on health food innovation.

Key Authorizations and Agreements, page 32

21.   We note your disclosure that your joint venture applied to the planning commission for approval of the biopharmaceutical plant, and your reference to a July 3, 2008 certificate. Please clarify whether the planning commission has approved the biopharmaceutical plant.

22.   We note your disclosure at page 33 regarding your plans with respect to the plant designs, construction of the plant, and production tests. Please disclose in this section your anticipated timeline for such plans and your attainment of the biopharmaceutical health food products permit that you will be required to obtain to produce biopharmaceutical health food products for human uses. Your disclosure should also provide more detail with respect to your plan of operations for the remainder of fiscal year 2009. See Item 101(a)(2) of Regulation S-K. In addition, please discuss the authorizations disclosed at page 32 in the context of such anticipated timeline. For example, we note at page 16 that it is estimated that it will take three years to reach the necessary production capacity before you can apply for the biopharmaceutical health food products permit, and your disclosure at page 20 that the governmental approval processes "are typically lengthy and complex."

23.   Please disclose the practical effect to your company of the biopharmaceutical industry being in the "encouraged category" in the Catalogue of Industries for Guiding Foreign Investment.

24.   We note your disclosure at page 37 that your management "has a combined more than 15 years of experience in the competitive market of food and medicine industry." However, the biographies of your officers that you provide at page 27

do not appear to include reference to any experience in either the food or medicine industries. Please advise.

The Availability of Raw Materials in China, page 35

25.   With respect to your agreements for the purchase of certain raw materials that are described at page 35, please disclose the term of such agreements under applicable law.

Distribution, page 36

26.   We note your disclosure at page 34 that the development timeline of the initial Anji plant is expected to be approximately twelve to thirty-six months from ground-breaking to production. Given that you will need to raise $29 million and have not yet broken ground, please explain your statement "when our diet tea beverage production commences in early 2009."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Plan of Operations, page 39

Cash Requirements, page 39

27.   We note your disclosure regarding your responsibilities under the joint venture agreement. Please disclose, as set forth in Article 14 of the agreement, that you are also responsible "for the distribution outside China and guarantee the quality of the products." Please add related risk factor disclosure.

28.   We note your disclosure in which you state that you must make an initial investment of RMB $1,298,869.98 to the joint venture. Please disclose when you are required to make this payment, and how you intend to finance this amount. In this regard, we note you report cash of only $693,716 as of June 30, 2008.

29.   We note your disclosure that the joint venture is governed by a board of directors consisting of three members, and that each joint venture partner is permitted to appoint one such director. Please disclose that the third director would be appointed by the joint venture's board of directors. Describe the power with respect to the operations of the joint venture that this gives to Anji, notwithstanding its disproportionate capital contribution.

30.   Please remove the duplicative disclosure that appears at pages 41 to 42, which has already been disclosed on pages 33 to 34.

Certain Relationships and Related Transactions, page 43

31.   Please disclose that if you fail to make timely interest payments in connection with the loan from Zhejiang, the interest rate on the loan will change to 16%.

Financial Statements, page 46

General

32.   We note you have entered into a joint venture agreement to manufacture biopharmaceutical products in the Peoples Republic of China for which you hold a 90% interest. Since you intend to conduct your primary operations through this joint venture structure, please disclose the pertinent terms of the agreement and state how you intend to account for your interest. In addition, please explain why your financial statements do not appear to yet reflect your interest in the joint venture.

33.   We note on page 43 you disclose the terms of your office space lease. This lease appears to represent an operating lease that has lease term that extends beyond one year. Please provide the disclosures related to operating leases outlined in paragraph 16 of SFAS 13.

34.   On page 10 you disclose that you have designated the local currency as the functional currency for international operations. Please disclose your policies for accounting for assets, liabilities and operations denominated in foreign currencies and for foreign currency transactions.

35.   We note you have entered into agreements with suppliers to provide certain materials to you in the future to be used in the manufacturing of your products. Further, we note you have not recognized or disclosed these commitments in your financial statements. Please explain to us how you concluded, based on the terms the agreements, the recognition   and/or disclosure of these commitments in your financial statements is unnecessary.

Part II – Information Not Required in Prospectus, page 54

Indemnification of Officers and Directors, page 54

36.   We note your disclosure that your articles of incorporation provide that no director or officer shall be personally liable to you or your stockholders for monetary damages for any breach of fiduciary duty by such person as a director or officer, except for the payment of dividends in violation of Nevada law. However, the articles of incorporation that you filed as Exhibit 3.1 to your registration statement do not appear to include such a provision. Similarly, your

description of the indemnification rights provided in your bylaws is not consistent with the provisions regarding indemnification that are set forth in your bylaws. Please advise.

Undertakings, page 58

37.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Signatures, page 60

38.   Please indicate, by use of parenthetical, who is signing on behalf of (i) your principal financial officer and (ii) your controller or principal accounting officer.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Zhixiao Chen, Chief Executive Officer
Niusule Biotech Corp.
August 14, 2008
Page 9

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Gallagher
        K. Hiller
        L. Nicholson

        via facsimile

        Michael Williams, Esq.
        (813) 832-5284